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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
          Under Section 14(d)(1) of the Securities Exchange Act of 1934


                                (Amendment No. 5)
                                ----------------
                               Ansaldo Signal N.V.
                            (Name of Subject Company)

                            Ansaldo Trasporti S.p.A.
                             (Name of Filing Person)
                                ----------------
                 Common Shares, Nominal Value NLG .01 per share
                         (Title of Class of Securities)
                                ----------------
                                   NO5515 10 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                                 Dr. Luigi Roth
                             Chief Executive Officer
                            Ansaldo Trasporti S.p.A.
                           Via Nuova delle Brecce 260
                               80147 Naples, Italy
                        Telephone: 011 (39) 081-243-2215
                        Facsimile: 011 (39) 081-243-2710
           (Name, Address and Telephone Number of Person authorized to
         Receive Notices and Communications on Behalf of Filing Person)


                            CALCULATION OF FILING FEE
Transaction Valuation $15,136,875                 Amount of Filing Fee $3,027.38

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/X/   Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,027.38
Form or Registration No.: Amendment No. 2 to Schedule TO
Filing Party: Ansaldo Trasporti S.p.A.
Date Filed: February 18, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/X/ going private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
/ /

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         This Amendment No.5 to Tender Offer Statement on Schedule TO relates to the offer by Ansaldo Trasporti S.p.A., an Italian corporation, to purchase all of the outstanding common shares, nominal value NLG .01 per share, of Ansaldo Signal N.V. (the "Company"), a corporation organized under the laws of The Netherlands, at $4.05 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2000, a copy of which was filed with the Securities and Exchange Commission as Exhibit (a)(1) to Amendment No. 2 to Schedule TO on February 18, 2000.

ITEM 12.      Materials to be Filed as Exhibits.

(a)(10) Form of Letter from Morrow & Co., Inc. to reorganization departments at various brokerage firms regarding subsequent offering period.

(a)(11) Form of Letter from Morrow & Co., Inc. to registered shareholders of the Company.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 29, 2000

                                         ANSALDO TRASPORTI S.p.A.




                                         By:     /s/ Dott. Luigi Roth
                                             -------------------------
                                               Name:  Dott. Luigi Roth
                                               Title:  Chief Executive Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

Date:  March 29, 2000



                                         ANSALDO SIGNAL N.V.




                                         By:    /s/ James N. Sanders
                                             -------------------------
                                               Name:  James N. Sanders
                                               Title:  Chief Executive Officer